February 5, 2008

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington D.C. 20549

Re:	Virage Logic Corporation Comment Letter dated January 24, 2008.

Dear Ms. Tillan:

We, Virage Logic Corporation (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of January 24, 2008. The numbered responses set forth below correspond to the numbers set for in the Commission’s letter dated January 24, 2008. For your convenience, we have set forth the Staff’s comments in bold and italicized type before each of our responses.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Organization and Summary of Significant Accounting Policies, page 62

Revenue Recognition, page 62

1. Please refer to prior comment 3. We note from your response that in addition to software licenses you also license other intellectual property. Please tell us and revise future filings to describe the nature and significant terms of these arrangements. Additionally if these licenses cover intellectual property other than software, please tell us why you recognize revenue for these licenses under SOP 97-2.

In response to the Staff’s comment, we advise the Staff that the Company recognizes intellectual property (“IP”) revenue in accordance with SOP 97-2 because the software is not incidental to the IP as the IP is embedded in the software. There are no deliveries made to the customer other than the IP embedded in the software. The deliverable consists of intellectual property rights provided in machine readable form only. The customer uses the software, which embodies the intellectual property, as part of the design of an integrated circuit. The intellectual property is, in essence, a software product. Commitment to provide post contract support (“PCS”) for the software is made if the customer elects to buy PCS with their initial purchase. The customer also has the option to renew their PCS on the software after the initial year.

The Company will revise the second paragraph of the Company’s Note 1 Revenue Recognition footnote to include the following sentence:

The company recognizes intellectual property revenue in accordance with SOP 97-2 because the software is not incidental to the IP as the IP is embedded in the software and the intellectual property is, in essence a software product.

As requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions. I can be reached at 510-360-8025.

Thank you.

Regards,

/s/ Christine Russell
Christine Russell Vice President of Finance and Chief Financial Officer Virage Logic Corporation